UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported) March 9, 2025

Rocket Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39432	84-4946470
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1050 Woodward Avenue Detroit, MI 48226
(Address of principal executive offices) (Zip Code)

(313) 373-7990
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.00001 per share	RKT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 9, 2025, Rocket Companies, Inc. (“Rocket” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Neptune Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Redfin Corporation, a Delaware corporation (“Redfin”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Redfin (the “Merger”), with Redfin surviving the Merger and continuing as a wholly owned subsidiary of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Redfin common stock, par value $0.001 per share (collectively, the “Redfin Shares”) (other than Redfin Shares owned directly or indirectly by the Company, Redfin, Merger Sub or any of the Company’s or Merger Sub’s respective wholly owned subsidiaries immediately prior to the Effective Time), will be automatically converted into the right to receive 0.7926 shares (the “Exchange Ratio”) of the Company’s Class A common stock, par value $0.00001 per share (the “Rocket Stock”) and the cash payable in lieu of fractional shares (the “Merger Consideration”), without interest and subject to any applicable withholding taxes, which represents an equity value of $1.75 billion.

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary closing conditions, including, among others: (i) the approval of the Merger and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Redfin Shares entitled to vote thereon; (ii) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (iv) the absence of any statute, rule, regulation, order, writ, injunction, judgment or decree by any governmental authority of competent jurisdiction that results or will result in prohibiting or making illegal the consummation of the Merger or that results or would result in a Detriment (as defined in the Merger Agreement); (v) the expiration or termination of all applicable waiting periods (and any extensions thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (vi) the effectiveness of registration statements of the Company relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of Rocket Stock in connection with the Merger; (vii) the shares of Rocket Stock issuable (a) in the Merger, (b) upon the exercise of all Assumed Options (as defined below), and (c) in settlement of all Assumed Units (as defined below), shall have been authorized for listing on the NYSE subject to official notice of issuance; (viii) the absence of a material adverse effect with respect to Redfin or the Company on or after the date of the Merger Agreement that is continuing as of immediately prior to the Effective Time; (ix) the receipt by Redfin of an opinion of counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and (x) the completion of the collapse of the Company’s “Up-C” structure.

The Board of Directors of the Company has approved the Merger Agreement. The Merger Agreement and the consummation of the transactions contemplated thereby have been unanimously approved by Redfin’s board of directors, and Redfin’s board of directors has resolved to recommend to the stockholders of Redfin to adopt the Merger Agreement, subject to its terms and conditions.

The Merger Agreement provides that, at the Effective Time, (i) each option to purchase Redfin Shares granted by Redfin that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested (each, a “Redfin Option”), will be assumed by the Company and converted into an option to acquire that number of shares of Rocket Stock equal to the product obtained by multiplying (x) the number of Redfin Shares subject to such Redfin Option by (y) the Exchange Ratio (each, an “Assumed Option”) and the exercise price of the Assumed Option will equal the exercise price of the Redfin Option divided by the Exchange Ratio; and (ii) each restricted stock unit granted by Redfin, including performance-based RSUs converted to time-based RSUs in accordance with their terms and the Merger Agreement, that is unexpired, unsettled and outstanding as of the Effective Time, whether vested or

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unvested (each, a “Redfin RSU”), will be assumed by the Company and converted into an award to receive that number of shares of Rocket Stock equal to the product obtained by multiplying (x) the number of Redfin Shares subject to such Redfin RSU by (y) the Exchange Ratio (each, an “Assumed Unit”); in each case, with substantially identical terms and conditions as were applicable to the corresponding Redfin awards immediately prior to the Effective Time, except as such terms and conditions are modified by the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company, Merger Sub and Redfin, including, among others, covenants by each of the Company and Redfin regarding the conduct of its business during the pendency of the transactions contemplated by the Merger Agreement and other matters. Redfin, its subsidiaries and its and their respective directors and officers are required, among other things, not to solicit alternative acquisition proposals and, subject to certain customary exceptions, not to engage in, authorize or knowingly permit discussions or negotiations regarding an alternative acquisition proposals.

Either the Company or Redfin may terminate the Merger Agreement under certain specified circumstances, including (i) if the Merger is not consummated by 11:59 p.m. Pacific Time on December 9, 2025, (ii) if the approval of the Redfin stockholders is not obtained upon a vote taken thereon at a meeting of Redfin stockholders duly convened therefor (after any adjournment or postponement thereof), and (iii) any governmental authority of competent jurisdiction issues a final order permanently restraining, enjoining or otherwise prohibiting the Merger. Parent may terminate the Merger Agreement under certain specified customary circumstances, including if Redfin’s board changes its recommendation with respect to the proposed transaction prior to receipt of the necessary approval of Redfin stockholders. Redfin may terminate the Merger Agreement under certain specified circumstances, including in order to enter into an alternative acquisition agreement constituting a Superior Proposal (as defined in the Merger Agreement), in which instance Redfin will concurrently pay Rocket a termination fee of $65,533,735 in cash.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to and qualified in its entirety by the text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Merger Sub or Redfin. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Redfin to the Company in connection with the signing of the Merger Agreement or in filings of the parties with the United States Securities and Exchange Commission (the “SEC”). This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the parties to the Merger Agreement and are subject to standards of materiality applicable to the parties that differ from those applicable to investors. Information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Redfin’s public disclosures. Moreover, the representations and warranties in the Merger Agreement were used for the purposes of allocating risk between the Company and Redfin rather than establishing matters of fact. In addition, investors are not third-party beneficiaries under the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about the Company, Merger Sub or Redfin.

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Item 7.01	Regulation FD Disclosure.

On March 10, 2025, the Company and Redfin issued a joint press release announcing the terms of the Merger Agreement and provided supplemental information regarding the Merger in a presentation to analysts and investors. The press release and the investor presentation are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K, and are incorporated herein by reference.

The information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is being furnished to the SEC and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 9, 2025, by and among Rocket Companies, Inc., Merger Sub and Redfin
99.1	Joint Press Release, dated March 10, 2025
99.2	Investor Presentation, dated March 10, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon its request.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains statements herein regarding the proposed transaction between Rocket and Redfin; future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the SEC of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Redfin’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain

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relationships with lead agents, partner agents and others with whom Rocket or Redfin does business, or on Rocket’s or Redfin’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xii) the risk that integration of the Rocket and Redfin businesses post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; and (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Redfin.

These risks, as well as other risks related to the proposed transaction, will be described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

In connection with the proposed transaction, Rocket plans to file with the SEC the Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Investors and securityholders of Rocket and Redfin are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Proxy Statement/Prospectus that will be part of the Registration Statement when they are available because they will contain important information about Rocket, Redfin, the proposed transaction and related matters. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

PARTICIPANTS IN SOLICITATION

Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at

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http://www.sec.gov. Any changes in the holdings of the Rocket’s securities by Rocket’s directors or executive officers from the amounts described in Rocket’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Rocket’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2025

ROCKET COMPANIES, INC.

By:	/s/ Tina V. John
Name:	Tina V. John
Title:	Executive Legal Counsel and Secretary

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